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                                                                    Exhibit 99.3

                                    For Further Information Contact
                                    Robert E. Phaneuf
For Immediate Release               Vice President - Corporate Development
Thursday, May 3, 2001               (918) 592-0101


                   VINTAGE PETROLEUM ANNOUNCES COMPLETION OF
                ACQUISITION OF GENESIS, REVISION TO THE CAPITAL
                      BUDGET AND REVISED TARGETS FOR 2001

     Tulsa, Oklahoma - Vintage Petroleum, Inc. announced today that it has completed the acquisition of Genesis Exploration Ltd. for total consideration of $593 million, including transaction costs and the assumption of the estimated net indebtedness of Genesis at closing. "For several years we have sought a significant exposure to the hydrocarbon-rich provinces of Canada," said S. Craig George, Vintage CEO. "With the Genesis acquisition following on the heels of our 2000 acquisition of Cometra Energy (Canada) Ltd., we have not only added significant reserves and production to a new core area, but also markedly enhanced our ability to grow from our expanded North American exploration program. At the same time, this acquisition accomplishes a better balance between our geographical mix of production from North America and international areas and also improves our balance between proved oil and gas reserves," added Mr. George.

Assets

     Vintage estimates that it acquired 62.2 million barrels of oil equivalent
(BOE) of proved reserves in the transaction with Genesis consisting of approximately 27.7 million barrels of oil and 207.2 Bcf of gas. Proved undeveloped reserves of oil and gas account for 33 percent of total proved BOE of reserves. In addition, the company estimates that it acquired 36.9 million BOE of probable reserves, representing upside potential which may be realized through the 2001 work program and

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beyond. The reserves acquired in the Genesis transaction are located primarily in the provinces of Alberta and Saskatchewan with a significant exploration exposure in the Northwest Territories.

     When added to Vintage's year-end 2000 proved reserves of 489 million BOE, the estimated proved reserves of Genesis raised total company proved reserves to approximately 551 million BOE, or 8.8 BOE per Vintage common share. North America now accounts for 44 percent of the combined total proved reserves and international makes up the remaining 56 percent, with oil accounting for 63 percent and gas accounting for 37 percent of the combined total proved reserves. On a production basis, North America comprises approximately 60 percent of total combined production, with North American production split approximately 51 percent oil and 49 percent gas.

     In addition to reserves, Vintage acquired over one million net undeveloped acres principally located in the areas of Alberta and Saskatchewan with a significant portion, aggregating to 440,000 net acres, in the Northwest Territories. Also, the Genesis acquisition brings with it over 600 square miles of 3-D seismic and over 15,000 miles of 2-D seismic. The company estimates the acquisition cost of proved reserves was approximately $8.50 per BOE, exclusive of $54 million allocated to undeveloped acreage and $10 million allocated to facilities.

Production

     Current net daily production, after estimated royalties, from Genesis properties is about 17,800 BOE, composed of approximately 71 MMcf of gas and 6,060 barrels of oil. Vintage estimates that production will grow in successive quarters throughout the year with a net daily production target averaging 23,800 BOE in the fourth quarter, composed of approximately 97 MMcf of gas and 7,700 barrels of oil. The anticipated increase in production is fueled by an aggressive work program consisting of over 200 total exploration and exploitation projects targeted to occur during the remainder of the year, concentrated in the West Central, Grouard,

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and Sturgeon Lake areas of Alberta. Capital of $58 million has been budgeted for the work activity planned for the remaining eight months of 2001.

2001 Capital Budget Revised

     As a result of the acquisition of Genesis and its ongoing work program, Vintage's projected 2001 capital spending has been increased to $871 million. Vintage's non-acquisition portion of estimated capital spending for the year has been revised to $278 million, as shown in the accompanying table, compared to the previous $285 million of non-acquisition spending. In the revised non-acquisition spending plan, approximately $198 million is targeted to be spent on lower-risk exploitation while $80 million is targeted to be spent for higher-impact exploration projects, primarily in North America. Vintage plans to continue the Genesis program, increasing the total Canadian non-acquisition budget to approximately $69 million, while reducing planned spending primarily in the United States, Argentina, and Yemen by $65 million to provide additional funds for reducing debt.

2001 Growth Targets Revised

     Based upon Vintage's first quarter results, the acquisition of Genesis reserves and production, anticipated growth in production based upon the revisions to the non-acquisition capital budget, the company's outlook for oil and gas prices during the remainder of the year, as well as other items, Vintage is also revising its operating and financial targets for 2001. The company is targeting total production of approximately 36.7 million BOE, as described in the accompanying table, 13 percent above the previous target of 32.5 million BOE prior to the acquisition. Based upon estimated production and cost targets, per BOE lease operating costs and general and administrative costs are targeted to average a combined level of $7.03 per BOE for the year, up slightly compared with the previous combined target for the year. Additionally, based on assumed NYMEX commodity price levels of $26.50 per barrel for oil and $5.57 per

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MMBtu for gas, as well as other expectations, the revised target for 2001 cash flow (before all exploration expenses and working capital changes) is $464 million, or $7.20 a share, based on 64.4 million weighted average shares outstanding.

     "Based on our revised outlook for the remainder of the 2001 year, we expect to grow the company from the addition of reserves and production associated with the acquisition, and also grow meaningfully from internally generated exploitation and exploration prospects. Further, we expect to generate free cash flow which, along with targeted asset sales of $35 million, can be applied toward the reduction of debt in order to return to our target net debt-to-capitalization ratio of the low-to-mid 50s by year-end 2001," said S. Craig George.

Financial

     Vintage ended the first quarter at a historically low net debt-to-capitalization ratio of 33 percent. Long-term debt was $399.3 million, composed entirely of senior subordinated notes, and the unused availability under the company's recently increased $625 million bank credit facility was approximately $616 million (net of $9 million of letters of credit). After closing the Genesis acquisition, Vintage has long-term debt totaling $961 million, with $562 million drawn under the company's revolving credit facility. The company's net debt-to-capitalization at the end of the first quarter pro forma for the Genesis acquisition increases to approximately 57 percent. Based upon the company's expectations of production, prices, costs, the revised capital budget as well as other factors during the remainder of the year, Vintage estimates that excess cash flows over planned capital spending, proceeds from targeted property sales and earnings are expected to reduce the net debt-to-capitalization ratio to a level well within Vintage's targeted range of the low-to-mid 50s percent by year-end 2001.

Hedging

     The company actively reviews its hedging policy. At the present time, it has entered into hedging arrangements through swaps on a portion of its oil production. Vintage has hedged 1.375 million barrels over the remaining three quarters of 2001 at an average NYMEX price of $29.61 per barrel. Through the Genesis acquisition, Vintage acquired a floor of $26.00 per barrel on 490,000 barrels over the remaining three quarters of 2001.

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Vintage to Webcast Conference Call

     The company's first quarter conference call to review financial and operating results, the Genesis acquisition, revision to the capital budget and revised targets for 2001 will be broadcast on a listen-only basis over the internet on Thursday, May 3 at 3 p.m. central time. Interested parties may access the live webcast by visiting the Vintage Petroleum, Inc. website at

www.vintagepetroleum.com and selecting the "microphone icon" or accessing the
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call at www.streetevents.com and selecting "Individual Investor Center" in the
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upper right hand corner of the page.  A replay of the call will be available for
7 days at www.vintagepetroleum.com and at www.streetevents.com following the
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completion of the call.  To listen to the event, participants will need a multimedia computer with speakers and the Real Player plug-in installed. For best results, download from www.real.com and test the software at least one day
                            ------------
prior to the call. Vintage Petroleum, Inc. is unable to provide technical support for downloading software.

Forward-Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address the acquisition of Genesis Exploration Ltd., operating and financial targets, estimates of capital expenditures, estimates of proved and probable oil and gas reserves, future production, costs, cash flow, NYMEX reference prices, company realized prices, exploration drilling, exploitation activities, upside reserve potential which may be realized through such future activities and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and

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actual results or developments may differ materially from those in the forward-
looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.

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                            VINTAGE PETROLEUM, INC.
                            REVISED TARGETS FOR 2001


                                                         Revised
                                                          2001
Oil production (MMBbls):                                 Target(c)
                                                         ------
         U.S.                                               8.8
         Canada                                             2.0
         Argentina                                         11.1
         Ecuador and Other                                  1.5
         Total                                             23.4

Gas production (Bcf):

         U.S.                                              34.6
         Canada                                            27.0
         Argentina                                         10.5
         Bolivia                                            7.8
         Total                                             79.9

Total MMBOE                                                36.7

Assumed NYMEX(a) prices:
         Oil                                             $26.50
         Gas                                              $5.57
Net realized price (before impact of hedging) as a
 percent of NYMEX(a) - Total Company:
         Oil                                                83%
         Gas                                                76%

DD&A per BOE (oil and gas only)                          $ 4.36
LOE per BOE                                              $ 5.74
G&A per BOE                                              $ 1.29

Non-Acquisition Capital Spending Budget (in millions)      $278

Cash Flow (before all exploration expenses and working
     capital changes) (in millions):                       $464

EBITDAX(b) (in millions):                                  $618
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

MMBbls - million barrels
Bcf    - billion cubic feet
MMBOE  - million barrels of oil equivalent

(a) NYMEX
       Oil - Average of the daily settlement price per barrel for the near-month contract for light crude oil as quoted on the New York Mercantile Exchange.
       Gas - Average of the settlement price per MMBtu for the last 3 trading days for the applicable contract month for natural gas as quoted on the New York Mercantile Exchange.

(b) EBITDAX:  Earnings before interest, taxes, DD&A and exploration expenses.

(c) Targets do not reflect any future year 2001 acquisitions.
See "2001 Growth Targets Revised" and Forward-Looking Statements elsewhere in the release.


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